UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	September 2023

Commission File Number	001-41460

Bruush Oral Care Inc.

(Translation of registrant’s name into English)

128 West Hastings Street, Unit 210

Vancouver, British Columbia V6B 1G8

Canada

(844) 427-8774

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously reported, on March 16, 2023, Bruush Oral Care Inc. (the “Company”) received written notice from the Listing Qualifications Department of the Nasdaq Stock Market, LLC (“Nasdaq”) notifying the Company that, based on the Company’s stockholders’ equity as reported in the Company’s Annual Report on Form 20-F for its fiscal year ended October 31, 2022 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2023, the Company did not meet the minimum stockholders’ equity requirement (“Minimum Stockholders’ Equity Requirement”), or the alternatives of market value of listed securities or net income from continuing operations for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(b)(1) (the “Rule”). On May 24, 2023, the Company submitted a plan (the “Plan”) to regain compliance with the Minimum Stockholders’ Equity Requirement, as supplemented with additional materials on June 9, 2023. Based on the Plan, Nasdaq informed the Company on June 14, 2023 that it had granted the Company an extension of time to regain compliance with the Rule until September 12, 2023.

On July 20, 2023, the Company received a letter dated July 20, 2023 from the listing qualifications department of Nasdaq (the “July 2023 Notice”) notifying the Company that Nasdaq has determined to delist the Company’s common stock from the Nasdaq Capital Market due to the Company not having regained compliance with the minimum bid price of $1.00 per share for continued listing (the “Minimum Bid Price Requirement”), as set forth in Nasdaq Listing Rule 5550(a)(2), during the 180-calendar-day period ended July 19, 2023 and in accordance with Nasdaq Listing Rule 5810(c)(3)(A). The Company regained compliance with the Minimum Bid Price Requirement on August 15, 2023, by effecting a 1-for-25 reverse stock split as of August 1, 2023 and the closing price per share of the Company’s common shares being at least $1.00 for 10 consecutive business days thereafter.

On August 31, 2023, the Company received written notice (the “Notice”) from Nasdaq notifying the Company that, following the July 2023 Notice and in accordance with Nasdaq Listing Rule 5810(c)(2)(A), Nasdaq is no longer permitted to consider the Company’s Plan to regain compliance with the Minimum Stockholders’ Equity Requirement and that the Nasdaq Hearings Panel (the “Panel”), at a hearing scheduled for September 21, 2023, will consider the Company’s appeal of the determination by Nasdaq to delist the Company’s securities.

If the Company fails to regain compliance the Minimum Stockholders’ Equity Requirement, the Company may be subject to delisting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bruush Oral Care Inc.
(Registrant)

Date:	September 7, 2023	By:	/s/ Aneil Singh Manhas
		Name:	Aneil Singh Manhas
		Title:	Chief Executive Officer